SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                            -------------------------

                                SCHEDULE 14D-9/A
                  SOLICITATION/ RECOMMENDATION STATEMENT UNDER
             SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

                                (AMENDMENT NO. 1)
                             -------------------------

                              TAUBMAN CENTERS, INC.
                            (Name of Subject Company)


                              TAUBMAN CENTERS, INC.
                      (Name of Person(s) Filing Statement)

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)

                                    876664103
                      (CUSIP Number of Class of Securities)
                             -------------------------
                                  LISA A. PAYNE
                              TAUBMAN CENTERS, INC.
                             200 EAST LONG LAKE ROAD
                             SUITE 300, P.O. BOX 200
                        BLOOMFIELD HILLS, MICHIGAN 48303
                                 (248) 258-6800
(Name, Address and Telephone Number of Person Authorized to Receive Notice and
            Communications on Behalf of the Person(s) Filing Statement)
                             -------------------------

                                 With copies to:

                                                          ADAM O. EMMERICH
        CYRIL MOSCOW              JEFFREY H. MIRO         TREVOR S. NORWITZ
   HONIGMAN MILLER SCHWARTZ       KENNETH H. GOLD           ROBIN PANOVKA
        AND COHN, LLP          MIRO, WEINER & KREIMER     WACHTELL, LIPTON,
2290 FIRST NATIONAL BUILDING   38500 WOODWARD AVENUE,       ROSEN & KATZ
     660 WOODWARD AVENUE            SUITE 100            51 WEST 52ND STREET
DETROIT, MICHIGAN 48226-3583     BLOOMFIELD HILLS,    NEW YORK, NEW YORK, 10019
       (313) 465-7000             MICHIGAN 48303           (212) 403-1000
                                  (248) 646-2400



[ ]Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

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


                  This Amendment No. 1 amends and supplements the Solicitation/ Recommendation Statement on Schedule 14D-9 initially filed with the Securities and Exchange Commission (the "Commission") on December 11, 2002 (as subsequently amended, the "Schedule 14D-9"), by Taubman Centers, Inc., a Michigan corporation (the "Company" or "Taubman Centers") relating to the tender offer made by Simon Property Acquisitions, Inc. ("Offeror"), a wholly owned subsidiary of Simon Property Group, Inc. ("Simon"), as set forth in a Tender Offer Statement filed by Simon on Schedule TO, dated December 5, 2002 (the "Schedule TO"), to pay $18.00 net to the seller in cash, without interest thereon, for each Common Share, upon the terms and subject to the conditions set forth in the Schedule TO. Unless otherwise indicated, all capitalized terms used but not defined herein shall have the meanings ascribed to them in the Schedule 14D-9.

ITEM 8.  ADDITIONAL INFORMATION TO BE FURNISHED

         The Company recently obtained a copy of a federal action filed on December 5, 2002 in the Eastern District of Michigan, purporting to assert claims derivatively and on behalf of a class, that had been filed by one of the shareholders who had also filed an action in Michigan state court. The complaint alleges that the Michigan Control Shares Acquisitions Act and the Michigan Business Combination Act is unconstitutional. In addition, the complaint alleges, among other things, breaches of fiduciary duty in connection with the Simon proposal. A copy of the complaint is filed as Exhibit (a)(11) and incorporated herein by reference.

ITEM 9.  MATERIAL TO BE FILED ON EXHIBITS

                  Item 9 is hereby amended and supplemented by adding thereto the following:

Exhibit (a)(11)       Complaint titled Joseph Leone v. Robert S. Taubman,
                      William S. Taubman, Lisa A. Payne, Graham T. Allison,
                      Peter Karmanos, Jr., Allan J. Bloostein, Jerome A. Chazen and S. Parker Gilbert, as Defendants, and Taubman Centers,
                      Inc., as Nominal Defendant, filed on December 5, 2002 in the United States District Court for the Eastern
                      District of Michigan.

                                    SIGNATURE

                  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  December 12, 2002               Taubman Centers, Inc.


                                        By: /s/ William S. Taubman
                                           ______________________________
                                           William S. Taubman
                                           Executive Vice President

                                  EXHIBIT INDEX

Exhibit (a)(11)             Complaint titled Joseph Leone v. Robert S. Taubman,
                            William S. Taubman, Lisa A. Payne, Graham T.
                            Allison, Peter Karmanos, Jr., Allan J. Bloostein,
                            Jerome A. Chazen and S. Parker Gilbert, as
                            Defendants, and Taubman Centers, Inc., as Nominal
                            Defendant, filed on December 5, 2002 in the United
                            States District Court for the Eastern District of
                            Michigan.

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